
02005469

SECURITIES AND EXCHANGE COMMISSION
...49

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SEC FILE NUMBER
8-53169

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder


RECEIVED
FEB 2 1 2002

REPORT FOR THE PERIOF BEGINNING 02/15/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Direct Trading Institutional, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4925 N. O'Connor, Suite 175
(No. and Street)

Irving	Texas	75062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED

FOR OFFICIAL USE ONLY	MAR 22 2002
	THOMSON FINANCIAL

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are no required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Allen Peterson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Direct Trading Institutional, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



REBECCA DANIEL
Notary Public, State of Texas
My Commission Expires 03-25-03

Signature

~~President~~ principal
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DIRECT TRADING INSTITUTIONAL, INC.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE PERIOD FROM
FEBRUARY 15, 2001 (INCEPTION) TO DECEMBER 31, 2001

DIRECT TRADING INSTITUTIONAL, INC.

CONTENTS



Cheshier & Fuller, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC & PRIVATE COMPANIES PRACTICE
SECTION OF AICPA
DIVISION OF FIRMS
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
TEL (972) 387-4300
FAX (972) 960-2810
(800) 834-8586
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Direct Trading Institutional, Inc.

We have audited the accompanying statement of financial condition of Direct Trading Institutional, Inc., as of December 31, 2001, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the period from February 15, 2001 (inception) to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Direct Trading Institutional, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the period from February 15, 2001 (inception), to December 31, 2001 in conformity with U. S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CHESHIER & FULLER, L.L.P.

Dallas, Texas
January 28, 2002

DIRECT TRADING INSTITUTIONAL, INC.
Statement of Financial Condition
December 31, 2001

ASSETS

Cash and cash equivalents	$ 1,246,221
Receivable from broker-dealers and clearing organizations	3,527,293
Prepaid services	71,795
	$4,845,309

The accompanying notes are an integral part of these financial statements.

DIRECT TRADING INSTITUTIONAL, INC.
Statement of Financial Condition
December 31, 2001

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses and other liabilities	$ 1,170,192
Services payable	2,583,128
	3,753,320
Stockholder's equity:	
Capital stock, $.10 par, authorized 10,000 shares, 100 shares issued and outstanding	10
Additional paid-in capital	1,148,272
Retained earnings (deficit)	(56,293)
Total stockholder's equity	1,091,989
	$ 4,845,309

The accompanying notes are an integral part of these financial statements.

DIRECT TRADING INSTITUTIONAL, INC.
Statement of Income
For the Period From February 15, 2001 (Inception) to December 31, 2001

Revenues:	
Securities commissions	$13,998,756
Interest income	47,142
	14,045,898
Expenses:	
Compensation and benefits	332,904
Commissions and clearance paid to all other brokers	4,448,180
Communications	254,379
Occupancy and equipment costs	4,756
Losses in error account and bad debt	134,527
Regulatory fees and expenses	4,666
Promotional costs	16,091
Other expenses	8,906,688
	14,102,191
Loss before income taxes	(56,293)
Provision for federal income taxes	-0-
Net loss	$ (56,293)

The accompanying notes are an integral part of these financial statements.

DIRECT TRADING INSTITUTIONAL, INC.
Statement of Changes in Stockholder's Equity
For the Period From February 15, 2001 (Inception) to December 31, 2001

	Shares	Capital Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances at February 15, 2001	-0-	$ -0-	$ -0-	$ -0-	$ -0-
Sale of capital stock	100	10			10
Contributions of capital			1,148,272		1,148,272
Net loss				(56,293)	(56,293)
Balances at December 31, 2001	100	$ 10	$1,148,272	$ (56,293)	$1,091,989

The accompanying notes are an integral part of these financial statements.

DIRECT TRADING INSTITUTIONAL, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Period From February 15, 2001 (Inception) to December 31, 2001

Balance at February 15, 2001	$ -0-
Increases	-0-
Decreases	-0-
Balance at December 31, 2001	$ -0-

The accompanying notes are an integral part of these financial statements.

DIRECT TRADING INSTITUTIONAL, INC.
Statement of Cash Flows
For the Period From February 15, 2001 (Inception) to December 31, 2001

Cash flows from operating activities	
Net loss	$ (56,293)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Increase in receivable from broker-dealers and clearing organizations	(3,527,293)
Increase in prepaid services	(71,795)
Increase in accrued expenses and other liabilities	1,170,192
Increase in services payable	2,583,128
Net cash provided (used) by operating activities	97,939
Cash flows from investing activities	
Purchase of marketable securities and investments	10
Sale of marketable securities and investments	1,148,272
Net cash provided (used) by investing activities	1,148,282
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net increase (decrease) in cash and cash equivalents	1,246,221
Cash and cash equivalents at beginning of year	-0-
Cash and cash equivalents at end of year	$ 1,246,221
Supplemental schedule of cash flow information	
Cash paid during the year for:	
Income taxes	$ -0-
Interest	$ -0-

The accompanying notes are an integral part of these financial statements.

DIRECT TRADING INSTITUTIONAL, INC.
Notes to the Financial Statements
February 15, 2001 (inception) to December 31, 2001

Note 1 - Summary of Significant Accounting Policies

Direct Trading Institutional, Inc. ("Direct") (the "Company") was formed February 15, 2001 and became effective as a broker-dealer registered with the National Association of Securities Dealers (NASD) in August 2001. The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker dealer. The Company is a Texas corporation and is a wholly-owned subsidiary of Direct Trading Management, L.P. (the "Parent"). The Company's customers are located throughout the United States.

Direct conducts some of its business within the safe harbor of Section 28(e) of the Securities Act of 1934 as amended. The Company executes brokerage transactions for investment advisors, money managers, plan sponsors, and limited partnerships (Money Managers) at a negotiated commission rate. As an incentive to use the facilities of Direct for the execution of such brokerage transactions, Direct has developed a system to provide third party research services to Money Managers based upon the frequency of use of its facilities.

Third party research paid for in advance of the execution of brokerage transactions is reflected as an asset and expensed as the related commission income is earned. A liability is recorded for research expense when commission income is earned. Prepaid research expense incurred in behalf of Money Managers that elect not to use the facilities of Direct for the execution of brokerage transactions will be expensed at the time it is determined the facilities will not be used. At December 31, 2001 these prepaid expenses were $71,795. These methods are in accordance with the guidelines suggested by the Securities and Exchange Commission.

The Company has elected to report its income as a qualified subchapter S subsidiary for federal income tax purposes. A qualified subchapter S subsidiary passes its taxable income on to its Parent, who reports the income on its return. Accordingly, the Company does not reflect a provision for federal income taxes in its financial statements.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, security transactions, and the related commission income and expenses, are recorded on a trade date basis.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Note 1 - Summary of Significant Accounting Policies, continued

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had a net capital of approximately $912,077 and net capital requirements of approximately $469,165. The Company's ratio of aggregate indebtedness to net capital was 4.12 to 1. The Securities and Exchange Commission permits a ratio of no greater than 8 to 1 in the first year of operations.

Capital distributions to its shareholder can be made under a capital distribution policy approved by the Company's board of directors. Periodic distributions approved by the board of directors are made to enable the shareholder to pay federal income taxes on company profits, among other purposes.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Related Party

The Parent has agreed by contract to furnish office space, various items of personal property, and various general and administrative services to the Company. Expenses incurred with the Parent under this contract through December 31, 2001, were $5,843,340 and are reflected in other expenses.

Note 5 - Concentration Risk

At December 31, 2001, and at various other times throughout the period, the Company had cash balances in excess of federally insured limits.

Note 6 - Commitments and Contingencies

Included in the Company's clearing agreements with its clearing broker-dealers, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealers to the extent of any net loss on the unsettled trades. At December 31, 2001, management of the Company had not been notified by the clearing broker-dealers, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2001

Schedule I

DIRECT TRADING INSTITUTIONAL, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2001

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 1,091,989
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		1,091,989
Deductions and/or charges		
Non-allowable assets:		
Receivable from broker-dealers	$ 83,763	
Prepaid services	71,795	(155,558)
Net capital before haircuts on securities positions		936,431
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Other securities		24,354
Net capital		$ 912,077

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accrued expenses and other liabilities	$ 1,170,192
Services payable	2,583,128
Total aggregate indebtedness	$ 3,753,320

Schedule I (continued)

DIRECT TRADING INSTITUTIONAL, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (12 1/2% of total aggregate indebtedness)	$ 469,165
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 469,165
Net capital in excess of required minimum	$ 442,912
Excess net capital at 1000%	$ 536,745
Ratio: Aggregate indebtedness to net capital	4.12 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile the difference in the computation of net capital under Rule 15c 3-1 from the Company's computation.

Net capital as reported in the Company's Part II (unaudited) Focus Report	$ 920,378
Increase (decrease) due to adjustments for:	
Reduction in receivable from broker-dealers and other clearing organizations	(8,301)
Net Capital per audited report	$ 912,077

Schedule II

DIRECT TRADING INSTITUTIONAL, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2001

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firms: Correspondent Services Corporation

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Period from February 15, 2001 (inception)
to December 31, 2001


C&F

Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC & PRIVATE COMPANIES PRACTICE
SECTION OF AICPA
DIVISION OF FIRMS
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
TEL (972) 387-4300
FAX (972) 960-2810
(800) 834-8586
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Direct Trading Institutional, Inc.

In planning and performing our audit of the financial statements and supplemental information of Direct Trading Institutional, Inc., for the period from February 15, 2001 (inception) to December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CHESHIER & FULLER, L.L.P.

Dallas, Texas
January 28, 2002